Form 8-k is being submitted pursuant to Rule 901(d) of Regulation S-T

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   April 3, 2002

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933
Registrant's telephone number (including area code)

Item 5.   Other Events

On April 3, 2002 First Financial Holdings, Inc. announced that the Board of Directors has authorized the Company to extend the expiration date of its current repurchase program to September 30, 2002.

For more information regarding this matter, see the press release attached hereto as Exhibit 1.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits

     Exhibit (1).   Press release dated April 3, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Senior Vice President and Chief Financial Officer

Date: April 3, 2002

Exhibit 1

Press release dated April 3, 2002.

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Phyllis Ainsworth
Vice President
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
EXTENSION OF STOCK REPURCHASE PROGRAM

Charleston, South Carolina (April 3, 2002) -- First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that the Board of Directors has authorized the Company to extend the expiration date of its current repurchase program to September 30, 2002. The original announcement made in September 2001 approved the acquisition up to approximately 600,000 shares of the Company's common stock, representing approximately 4.5% of the outstanding common stock.   The balance available for repurchase is approximately 478,000 shares.

First Financial is a multiple thrift holding company with assets of $2.3 billion. Its subsidiaries, First Federal Savings and Loan Association of Charleston and Peoples Federal Savings and Loan Association in Conway, have a total of 44 offices located in the Charleston Metropolitan area and Horry, Georgetown, Beaufort and Florence Counties in South Carolina, and Sunset Beach, North Carolina. The Company also provides brokerage, trust and insurance services through First Southeast Investor Services, Inc., First Southeast Fiduciary and Trust Services and First Southeast Insurance Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.

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